NO ACT

P.E. 02/22/2013

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF CORPORATION FINANCE

[redacted]

March 14, 2013

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Act: 1934
Section:
Rule: 14a-8
Public Availability: 03-14-2013

Re: Bank of America Corporation
Incoming letter dated February 22, 2013

Dear Mr. Mueller:

This is in response to your letter dated February 22, 2013 concerning the shareholder proposal submitted to Bank of America by Stephen Johnson and Martha Thompson. On February 15, 2013, we issued our response expressing our informal view that Bank of America could not exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position. After reviewing the information contained in your letter, we find no basis to reconsider our position.

Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

cc: Mike Lapham
Responsible Wealth
mlapham@responsiblewealth.org

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

Client: 04081-00144

February 22, 2013

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Bank of America Corporation*
Reconsideration Request Regarding the Stockholder Proposal of Stephen Johnson and Martha Thompson
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

On January 7, 2013, we submitted a letter (the "Initial Request") on behalf of our client, Bank of America Corporation (the "Company"), notifying the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission that the Company intended to omit from its proxy statement and form of proxy for its 2013 Annual Meeting of Stockholders (collectively, the "2013 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof received from Stephen Johnson and Martha Thompson (the "Proponents") regarding the Company's use of treasury funds for political contributions.

The Initial Request indicated our belief that the Proposal could be excluded from the 2013 Proxy Materials pursuant to Rules 14a-8(i)(3) and 14a-8(i)(11) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading and because the Proposal substantially duplicates another stockholder proposal previously submitted to the Company that the Company intends to include in the 2013 Proxy Materials. On February 4, 2013, Responsible Wealth submitted a letter to the Staff on behalf of the Proponents responding to the Initial Request (the "Response Letter"). On February 15, 2013, the Staff issued a response to the Initial Request, stating that it was unable to concur in our view that the Company may exclude the Proposal under Rules 14a-8(i)(3) and 14a-8(i)(11). We hereby request reconsideration of the Staff's February 15, 2013 response.

The Proposal requests that the Company's Board of Directors study the feasibility of adopting a policy prohibiting the use of treasury funds for any direct or indirect political contributions intended to influence the outcome of an election or referendum. Immediately preceding the Resolved clause of the Proposal, the supporting statements to the Proposal assert:

> Bank of America's political action committee and employees have given $16.84 million to federal candidates for office since the 2002 election cycle (Center for Responsive Politics). At the state level, the Bank, its subsidiaries and employees have given over $8.4 million to candidates since 2003. An unreported amount was expended to ballot referenda, political convention host committees, trade association political spending and/or other politically oriented recipients.
>
> A growing number of companies have discontinued political spending either directly or through third parties (Sustainable Endowments Institute).

The Response Letter states that "the term treasury funds is well-established and well understood, and that any reasonable stockholder or company official would understand that 'treasury funds' refers to funds controlled by the Company, and is synonymous with 'corporate funds.'" The Staff's response states that it is unable to conclude that neither the shareholders voting on the Proposal, nor the Company in implementing the Proposal, would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires.

The term "treasury funds" is a "central aspect" of the Proposal. *Cf. Dell Inc.* (avail. Mar. 30, 2012) (concurring in the exclusion under Rule 14a-8(i)(3) of a stockholder proposal requesting that the company include in its proxy materials stockholders' director nominees who satisfy "SEC Rule 14a-8(b) eligibility requirements" on the basis that the proposal did not describe the eligibility requirements, which were a "central aspect" of the proposal). In the context of political spending, the source and amount of funding and the purposes for which funds are being used are critical issues, with some commenters being concerned with independent political expenditures, some being concerned (or not) with funding through issuer-sponsored but employee-funded political action committees, and some being concerned with all forms of direct or indirect contributions that are funded or coordinated by corporations. Thus, without an understanding of the meaning of the term "treasury funds," stockholders cannot know the scope of activities that the Proposal is asking the Company to consider suspending.

There is no basis for the assertion in the Response Letter that the term "treasury funds" is "well-established and well understood,"[1] nor is any "well understood" meaning of the term evident from the language of the Proposal and supporting statements. The Proposal specifically addresses indirect political spending, and the supporting statements indicate that the Proposal's reference to indirect spending is intended to encompass spending by trade associations and the Company's Political Action Committees ("PACs").[2] Neither of these situations falls within the definition of "treasury funds" suggested in the Response Letter. With respect to indirect spending through trade associations, the funds are controlled by the trade association (not the Company) and it is each individual trade association that makes the decisions on how members' dues will be spent in connection with political activities. With

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[1] A Google search of the term "treasury funds" does not yield a definition of the term or a reference that reflects this purportedly "well understood" meaning; rather, a Google search results in a list of references to things such as mutual funds that invest in U.S. Treasury securities and information about the U.S. Department of the Treasury's Troubled Asset Relief Program ("TARP"). Searches in the on-line version of Merriam-Webster's dictionary, Bing, Yahoo, Black's Law Online and Investopedia similarly produce no definition.

[2] The Response Letter attempts to respond to the fact that PAC funds do not fit well within its definition of "treasury funds" by asserting that PAC funds are one type of indirect political spending that is not intended to be addressed by the Proposal, whereas other types of indirect political spending addressed in the same paragraph in the supporting statements are intended to be encompassed by the Proposal. However, in a single paragraph the supporting statements address spending by the Company's PACs, spending by the Company, "its subsidiaries and employees" at the state level and indirect spending through trade associations. We believe this attempt to parse out various types of political spending addressed in the Proposal and its supporting statements through distinctions that are not explained or apparent in the Proposal further demonstrates the Proposal's use of vague and ambiguous terms. Neither stockholders considering the Proposal nor the Company if it were to try to implement the Proposal can tell what type of spending would and would not be addressed under the Proposal.

Moreover, the Supporting Statement to the Proposal advocates that the Company cease both direct political giving and giving by "trade associations and other non-profits." Notably, political action committees typically are tax-exempt non-profits under Section 527 of the Internal Revenue Code. Thus, shareholders reading the Proposal and its supporting statements would expect the Proposal's restriction on the use of "treasury funds" to apply to the Company's PACs, notwithstanding the assertions in the Response Letter.

respect to the Company's PACs, by law the Company is prohibited from directly contributing to the PACs, and instead the PAC program is funded through employees' voluntary personal contributions. Thus, the PACs' funds are not "corporate funds" under the standard proposed in the Response Letter. These two examples also demonstrate that the Response Letter's claim that the term "funds controlled by the Company" is synonymous with "corporate funds" is inaccurate. The fact that the Proponents are unable to provide a definition of the term "treasury funds" that is consistent with the various possible sources of political spending that are addressed in their Proposal and Supporting Statements demonstrates that the term "treasury funds" is impermissibly vague and indefinite under Rule 14a-8(i)(3).

The Staff precedent set forth in *EQT Corp.* (avail. Jan. 23, 2013), which is cited in the Response Letter, is distinguishable from the No-Action Request. As the Response Letter accurately states, the proponents in *EQT Corp.* submitted a proposal much like the current Proposal and the Staff did not permit its exclusion under Rule 14a-8(i)(3). However, EQT Corp.'s vagueness argument focused on the phrase "*use of* treasury funds" (emphasis added), not on the term "treasury funds" itself. Thus, the Staff's denial must be read as a response to the ambiguity of the *manner* in which treasury funds were to be used, rather than to the ambiguity of the term "treasury funds." As well, the no-action request in *EQT Corp.* did not offer any substantive arguments concerning the vagueness of the phrase "use of treasury funds," but instead merely mentioned the phrase, while devoting its argument to other phrases and terms such as "indirect political contributions" and "feasibility study." Thus, the Staff's rejection of the company's Rule 14a-8(i)(3) argument should not be accorded undue weight with respect to the term at issue in the Proposal. For the foregoing reasons and the reasons set forth in the Initial Request, we continue to believe the Proposal properly may be excluded from the 2013 Proxy Materials under Rule 14a-8(i)(3).

Finally, in responding to our view that the Proposal substantially duplicates an earlier received proposal (referred to in the Initial Request as the "Fund Proposal"), the Response Letter does not refute the similarities between the two proposals that were detailed in the Initial Request. Both proposals present stockholders the same opportunity to address whether or not they are concerned with direct and indirect corporate political spending and thus have the same principal thrust and focus. Both seek reports to stockholders, with the Fund Proposal seeking a report on political spending (as defined by whether or not the spending is deductible) and the Proposal seeks a report on the feasibility of ceasing political spending. The fact that the two proposals vary in the type of information that they request be presented to stockholders does not alter the fact that they present stockholders the same opportunity to indicate whether or not they are concerned with the Company engaging in direct and indirect political spending in light of the considerations raised in both proposals.

Thus, consistent with the Staff's previous interpretations of Rule 14a-8(i)(11) and the precedents cited in the Initial Request, we continue to believe that the Proposal may be excluded under Rule 14a-8(i)(11) because it is substantially duplicative of the Fund Proposal.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff reconsider its February 15, 2013 response and concur that it will take no action if the Company excludes the Proposal from its 2013 Proxy Materials. In addition, we respectfully inform the Staff that the Company currently plans to begin printing the 2013 Proxy Materials on or about March 15, 2013, and we would appreciate receiving a response before that date.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Jennifer E. Bennett, the Company's Associate General Counsel and Assistant Corporate Secretary, at (980) 388-5022.

Sincerely,

Ronald O. Mueller

Enclosures

cc: Jennifer E. Bennett, Bank of America Corporation
Mike Lapham, Responsible Wealth
Stephen Johnson
Martha Thompson

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